UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 29, 2023

CalTier Fund I, LP

(Exact name of issuer as specified in its charter)

Delaware	36-4920665
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

14269 Danielson St., Poway, California	92064
(Address of principal executive offices)	(Zip code)

(619) 344-0291

(Issuer’s telephone number, including area code)

Units Representing Limited Partnership Interests

(Title of each class of securities issued pursuant to Regulation A)

 In this Form 1-U, the term “CalTier” “we”, or “the company” refers to CalTier Fund I, LP and its wholly-owned subsidiary on a consolidated basis.

Item 9. Other Events

On June 30, 2023, the company, through a wholly owned subsidiary, purchased 154 N. Topeka, a property located at 154 N. Topeka Ave., Wichita, Kansas 67202 for a sale price of $1,700,000. To purchase the property, the company, entered into a Loan Agreement, Promissory Note, Mortgage and various agreements, including an environmental indemnity agreement, with Yieldi, LLC (“Yieldi”) on June 29, 2023. Under the terms of the agreement, the company received a $905,000 loan from Yieldi, $855,000 was paid in the initial payment and $50,000 was heldback pursuant to a repair holdback and security agreement. The loan has an interest rate of 13.5% and accrued interest only is due on each monthly payment due date beginning on August 1, 2023, the principal of the loan is due upon maturity. Upon the occurrence of default, the interest rate will increase to 45.00% to annum. The company may extend the loan for an additional 12 months (July 1, 2025), for a fee of 3% of the outstanding principal. The Loan Agreement, Promissory Note, and Mortgage are jointly and severally guaranteed by Matthew Belcher and Parker Smith (the “Guarantee”). A copy of this Loan Agreement, Promissory Note and Mortgage with Yieldi is filed as Exhibit 6.1 and a copy of the Guarantee which are filed as Exhibit 6.2 to this Form 1-U.

Exhibit Index

Exhibit No.	Description
6.1	Loan Agreement, Promissory Note and Mortgage with Yieldi, LLC (154 N. Topeka)
6.2	Guarantee with Yieldi, LLC (154 N. Topeka)

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Poway, State of California, on July 12, 2023.

CalTier Fund I, LP

By: CalTier Realty, LLC, its General Partner

By:	/s/ Matthew Belcher
Name:	Matthew Belcher
Title:	Manager